legal & compliance, llc

laura aNTHONy, esquire	www.legalandcompliance.com
WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

August 20, 2012

VIA ELECTRONIC EDGAR FILING

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:    Dignyte, Inc.

Amendment No. 2 Registration Statement on Form S-1

Filed July 26, 2012

File No. 333-181440

Dear Mr. Reynolds:

We have electronically filed herewith on behalf of Dignyte, Inc. (the “Registrant”) Amendment No. 3 to the above-referenced Form S-1. This Amendment No. 3 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Andreas McRobbie-Johnson dated August 6, 2012. We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1. Please include the registration statement file number and date on the cover of the registration statement. See Rule 470 of Regulation C.

Response 1. We have amended the registration statement as requested.

Comment 2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response 2. As a start-up, blank check company doing an offering under Rule 419, we have no such materials.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Reynolds, Assistant Director

Securities and Exchange Commission

August 20, 2012

Comment 3. We note your response to comment 6 in our letter dated June 11, 2012. Please clarify on your prospectus cover page that management may terminate the offering at its discretion any time after the minimum securities are sold.

Response 3. We have amended the registration statement as requested.

Comment 4. We note your response to comment 7 in our letter dated June 11, 2012 and we reissue the comment. Please provide a statement on your prospectus cover page, if true, that your escrow agent, Evolve Bank & Trust, and escrow account meet the requirements of Rule 419(b) of Regulation C.

Response 4. We have amended the prospectus cover page as requested.

The Offering, page 6

Comment 5. We note your disclosure that Mr. McRobbie-Johnson is registering his shares “merely as a means of establishing history of the shares and in light of the fact that future buyers and sellers of such shares may be aided in their establishment of the tradeability of the shares by the fact they were included in this registration statement.” Please clarify what you mean by “tradeability” of the shares. Please note that pursuant to Rule 15g-8 of the Securities Exchange Act of 1934, it is unlawful for any person to sell or offer to sell any security that is deposited and held in an escrow or trust account pursuant to Rule 419 under the Securities Act. There generally can be no market for securities sold under Rule 419 and securities must be sold at a fixed price for the duration of the offering.

Response 5. We have deleted from the Registration Statement the following, above-referenced disclosure:

Mr. McRobbie-Johnson is registering his shares in this registration statement merely as a means of establishing history of the shares and in light of the fact that future buyers and sellers of such shares may be aided in their establishment of the tradeability of the shares by the fact they were included in this registration statement.

Comment 6. We note your statement on page 7 that notwithstanding the irrevocability of a subscription for shares, investors will have an opportunity to review information on the merger/acquisition entity and to have their subscriptions canceled and payment refunded or reconfirm their subscriptions. Please remove from your prospectus any statement implying that an investment in your securities is irrevocable.

Response 6. We have deleted from the prospectus all statements implying that an investment in our securities is irrevocable.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Reynolds, Assistant Director

Securities and Exchange Commission

August 20, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Comment 7. We note your response to comment 17 in our letter dated June 11, 2012. Please disclose throughout your prospectus, as applicable, that your plan of business may include becoming a party to a joint venture or licensing agreement with another corporation or entity; for example, on the prospectus cover page and the prospectus summary on page 5.

Response 7. We have amended the prospectus to include the above referenced disclosure.

Acquisition of Opportunities, page 27

Comment 8. We note your response to comment 20 in our letter dated June 11, 2012, and we reissue, in part, the comment. Your disclosure is still unclear regarding whether Mr. McRobbie-Johnson will seek to sell his shares to the public. If Mr. McRobbie-Johnson is not offering his shares in a public offering, please revise this section as well as your prospectus cover page to describe how Mr. McRobbie-Johnson will sell his shares. Also, please clarify that Mr. McRobbie-Johnson must sell his shares at $0.10 for the duration of the offering.

Response 8. We have amended the prospectus to address the above referenced comments

Directors, Executive Officers, Promoters and Control Persons, page 29

Comment 9. We note your response to comment 21 in our letter dated June 11, 2012. As revised, your disclosure is inconsistent with your disclosure on page 29 which states that both Mr. McRobbie-Johnson and Ms. Moore are not engaged in any transaction with a promoter. Given that these individuals are identified as promoters, please review this section to clarify.

Response 9. We have revised the disclosure on page 29 to clarify the inconsistency.

Executive Compensation, page 30

Comment 10. We note your response to comment 23 in our letter dated June 11, 2012; however, your revised summary compensation table contains no disclosure regarding the $6,667 consulting fees paid to Mr. McRobbie-Johnson. Please revise this section or advise.

Response 10. We have included the $6667 in the table and have amended the prospectus accordingly.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Reynolds, Assistant Director

Securities and Exchange Commission

August 20, 2012

Exhibits

Comment 11. We note your disclosure on page 7 and elsewhere which states that investors will be “subscribing” for shares in your offering. Please tell us whether you have a standard subscription agreement that will be used for shareholder subscriptions in this offering. If so, please file such agreement as an exhibit to your registration statement.

Response 11. We have not adopted a standard subscription agreement.

Comment 12. With respect to your Articles of Incorporation and your Bylaws filed as exhibits 3.1(a) and 3.2, please footnote your Index of Exhibits to note that these exhibits were filed with your original Form S-1 as exhibits 3.B and 3.A, respectively.

Response 12.     We have revised the Index of Exhibits accordingly.

Exhibit 3.1

Comment 13. Please file exhibit 3.1 in proper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response 13. We have filed Exhibit 3.1 in proper electronic format.

Exhibit 10.1

Comment 14. Rule 419 applies to “every registration statement filed under the Act relating to an offering by a blank check company,” including an offering by selling shareholders where the issuer is a blank check company. Therefore, the securities sold by the selling shareholder and the proceeds therefrom must also be escrowed. In addition, the provisions in the escrow agreement should reconcile to the disclosure in the prospectus. Please revise the escrow agreement as follows:

•	The escrow amount up to $100,000 should be increased to include the funds from the shares sold by the selling shareholder.
•	The agreement should clarify throughout, as applicable, that the acquisition must be valued at least 80% of the value of both the company and selling shareholder offerings and that 80% of the investors of both the company and selling shareholder offerings must reconfirm their investment. The last sentence on page 1 should be revised to reflect that if the minimum offering is not completed, all subscription funds will be returned to investors promptly without deduction of fees.
•	Section v on page 2 reflects that the escrow will terminate if the offering amount is not reached within 180 days of the effectiveness of the offering, but the prospectus states that the offering may terminate on a maximum of 360 days from the effective date.
•	“Methods of Disposition of Escrow Funds” on page 4 should be reconciled with the language in Rule 419(e)(3). See Rule 419(b)(4).

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Reynolds, Assistant Director

Securities and Exchange Commission

August 20, 2012

Response 14. We have amended the Escrow Agreement accordingly and have attached it as an Exhibit hereto.

Exhibit 10.3

Comment 15. Please refile the promissory note in executed form.

Response 15. We have refiled the promissory note in executed form.

Finally, we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq.
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832